FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of January 2006

Commission File Number _____0-16174_____

TEVA PHARMACEUTICAL INDUSTRIES LIMITED
(Translation of registrant's name into English)

5 Basel Street, P.O. Box 3190
Petach Tikva 49131 Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F _____X_____   Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also hereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____   No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g(3)-2(b): 82-_____

 

Teva Pharmaceutical Industries Ltd.
Web Site: www.tevapharm.com   Web Site: www.ivax.com
_____

Contacts:

Dan Suesskind
Chief Financial Officer   Neil Flanzraich
Teva Pharmaceutical Industries Ltd.   Vice Chairman and President
(011) 972-2-589-2840   IVAX Corporation
                                                 (305) 575-6008
George Barrett
President and CEO   David Malina
Teva North America   Vice President, Investor Relations
(215) 591-3030   and Corporate Communications
                                                 IVAX Corporation
Liraz Kalif / Kevin Mannix   (305) 575-6043
Investor Relations
(011) 972-3-926-7554

FOR IMMEDIATE RELEASE

Teva and IVAX Announce that FTC Review Process Continues on Track and Merger Closing is Expected Shortly

Jerusalem, Israel and Miami, Florida, January 10, 2006 – Teva Pharmaceutical Industries Ltd. (Nasdaq: TEVA) and IVAX Corporation (AMEX: IVX) announced today that the closing date of the merger has been rescheduled and will take place on the third business day following their public announcement that the U.S. Federal Trade Commission ("FTC") has accepted the consent order which Teva and IVAX have signed. The transaction cannot be closed without the acceptance of the consent order by the Commissioners of the FTC, and such acceptance has not as yet been obtained.

The FTC review of the consent order is continuing through its ordinary course. While Teva and IVAX have no reason to believe that the acceptance will not be forthcoming shortly, the parties must nevertheless reschedule the closing to permit the process to be completed. Teva and IVAX expect to close the merger later this month.

As the parties previously announced on December 22, 2005, Teva and IVAX have signed a consent order for submission to the FTC in connection with the pending acquisition of IVAX by Teva. The scope of the consent order is consistent with what the parties have anticipated throughout the FTC review process.

The election deadline for making a cash or stock election under the merger agreement will be 5:00 p.m., New York City time, on the first business day following announcement of the rescheduled closing date.

About Teva
Teva Pharmaceutical Industries Ltd., headquartered in Israel, is among the top 20 pharmaceutical companies and among the largest generic pharmaceutical companies in the world. The company develops, manufactures and markets generic and innovative human pharmaceuticals and active pharmaceutical ingredients. Close to 90% of Teva's sales are in North America and Europe.

About IVAX
IVAX Corporation, headquartered in Miami, Florida, discovers, develops, manufactures, and markets branded and brand equivalent (generic) pharmaceuticals and veterinary products in the U.S. and internationally.

Safe Harbor Statement under the U.S. Private Securities Litigation Reform Act of 1995:

The statements, analyses and other information contained herein relating to the proposed merger and the contingencies and uncertainties to which Teva and IVAX may be subject, as well as other statements including words such as "anticipate," "believe," "plan," "estimate," "expect," "intend," "will," "should," "may" and other similar expressions, are "forward-looking statements" under the Private Securities Litigation Reform Act of 1995. Such statements are made based upon management's current expectations and beliefs concerning future events and their potential effects on the company.

Actual results may differ materially from the results anticipated in these forward-looking statements. Important factors that could cause or contribute to such differences include whether and when the proposed acquisition will be consummated and the terms of the conditions imposed in connection with such closing, including divestitures required in connection with obtaining antitrust approvals, Teva's ability to rapidly integrate IVAX's operations and achieve expected synergies, diversion of management time on merger-related issues, Teva and IVAX's ability to successfully develop and commercialize additional pharmaceutical products, the introduction of competitive generic products, the impact of competition from brand-name companies that sell or license their own generic products (so called "authorized generics") or successfully extend the exclusivity period of their branded products, the effects of competition on Copaxone® sales, regulatory changes that may prevent Teva or IVAX from exploiting exclusivity periods, potential liability for sales of generic products prior to completion of appellate litigation, including that relating to Neurontin® and Allegra®, the impact of pharmaceutical industry regulation and pending legislation that could affect the pharmaceutical industry, the difficulty of predicting U.S. Food and Drug Administration, European Medicines Association and other regulatory authority approvals, the regulatory environment and changes in the health policies and structure of various countries, Teva's ability to successfully identify, consummate and integrate acquisitions, exposure to product liability claims, dependence on patent and other protections for innovative products, significant operations outside the United States that may be adversely affected by terrorism or major hostilities, fluctuations in currency, exchange and interest rates, operating results and other factors that are discussed in Teva's Annual Report on Form 20-F, IVAX's Annual Report on Form 10-K and their other filings with the U.S. Securities and Exchange Commission. Forward-looking statements speak only as of the date on which they are made, and neither Teva nor IVAX undertakes no obligation to update publicly or revise any forward-looking statement, whether as a result of new information, future developments or otherwise.

This communication is being made in respect of the proposed merger involving Teva and IVAX. In connection with the proposed merger, Teva has filed a registration statement on Form F-4 containing a joint proxy statement/prospectus for the shareholders of Teva and IVAX with the SEC. ***Before making any investment decision, IVAX shareholders and other investors are urged to read the joint proxy statement/prospectus regarding the merger and any other relevant documents carefully in their entirety because they contain important information about the proposed transaction. The registration statement containing the joint proxy statement/prospectus and other documents are available free of charge at the SEC's website, www.sec.gov. You may also obtain the joint proxy statement/prospectus and other documents free of charge by contacting IVAX Investor Relations at (305) 575-6000 or Teva Investor Relations at 972-3-926-7554.***



Teva Pharmaceutical Industries Ltd.   Web Site: www.tevapharm.com

_____

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED
(Registrant)

By: /s/ Dan Suesskind
              Name: Dan Suesskind
              Title: Chief Financial Officer

Date: January 10, 2006